Exhibit 99.1

FERRARI AND SHELL RENEW THEIR PARTNERSHIP

Maranello (Italy), 23 October 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” o la “Società”) is pleased to announce the multi-year renewal of its partnership with Shell, signed today. This agreement, which will take effect on 1 January 2026, encompasses Scuderia Ferrari HP, Ferrari Hypercar, and the Ferrari Challenge Series.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977